SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                       TANGER FACTORY OUTLET CENTERS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   875465 10 6
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_| A fee is not required only if the filing person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                       13G

CUSIP NO.             875465 10 6
                  ---------------

1.       Name of Reporting Person:
                           Stanley K. Tanger

2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     |_|
                                                                (b)     |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization:
                           United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power:
                                    3,316,101

6.       Shared Voting Power:


7.       Sole Dispositive Power:
                                    3,316,101

8.       Shared Dispositive Power:


9.       Aggregate Amount Beneficially Owned by Each Reporting
         Person:
                                    3,316,101

10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares:
                                    |_|

11.      Percent of Class Represented by Amount in Row 9:
                                    34.4%

12.      Type of Reporting Person:
                                    IN


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Item 1.

(a) Name of Issuer:        Tanger Factory Outlet Centers, Inc.

(b) Address of Issuer's Principal Executive Offices:

                  1400 West Northwood Street
                  Greensboro, North Carolina  27408

Item 2.

(a) Name of Person Filing:          Stanley K. Tanger

(b) Address of Principal Business Office:

                  Tanger Factory Outlet Centers, Inc.
                  1400 West Northwood Street
                  Greensboro, North Carolina  27408

(c) Citizenship            United States

(d) Title of Class of Securities            Common Stock, $.01 par value

(e) CUSIP Number:          875464 10 6

Item 3.           Not applicable

Item 4.           Ownership

(a) Amount Beneficially Owned: 3,316,101. Stanley K. Tanger is the holder of record of 8,765 shares of common stock of Tanger Factory Outlet Centers, Inc. and 135,000 exercisable options to buy Units of Tanger Properties Limited Partnership (which are convertible into 135,000 shares of common stock of Tanger Factory Outlet Centers, Inc.). Tanger Family Limited Partnership is the holder of record of 139,031 shares of common stock of Tanger Factory Outlet Centers, Inc. and 3,033,305 Units of Tanger Properties Limited Partnership, the operating partnership of Tanger Factory Outlet Centers, Inc. The 3,3033,305 Units are convertible into 3,3033,305 shares of common stock of Tanger Factory Outlet Centers, Inc. Stanley K. Tanger is the sole general partner of Tanger Family Limited Partnership and may be deemed the beneficial owner of such partnership's holdings.

(b) Percent of Class:      34.4%






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(c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:   3,316,101

         (ii) shared power to vote or to direct the vote:
         (iii) sole power to dispose or to direct the disposition of:  3,316,101

         (iv) shared power to dispose or to direct the disposition of:


Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not applicable

Item 8.   Identification and Classification of Members of the Group

          Not applicable

Item 9.   Notice of Dissolution of Group

          Not applicable

Item 10.  Certification

          Not applicable

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 1997

                                    /s/   Stanley K. Tanger
                                          Stanley K. Tanger




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